                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                               AMENDMENT NO. 3 TO
                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                             ARVIN INDUSTRIES, INC.
                           --------------------------
                                (Name of Issuer)

                                  COMMON STOCK
                           --------------------------
                         (Title of Class of Securities)

                                   043339100
                           -------------------------
                                 (CUSIP Number)

                                Ronald R. Snyder
            Vice President, General Counsel and Corporate Secretary
                             Arvin Industries, Inc.
                               One Noblitt Plaza
                              Columbus, IN  47202
                           -------------------------
 (Name, address and telephone number of person authorized to receive notice and communications)

                               December 15, 1998
                           -------------------------
            (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box: / /

Check the following box if a fee is being paid with this statement:  / /

1.  Name of Reporting Person

    The Northern Trust Company, as Trustee for the Arvin Industries, Inc. Employee Stock Benefit Trust

    S.S. or I.R.S. Identification Number of Above Person:  36-6031971

--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group            (a) / /

    Not Applicable                                              (b) /X/

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3.  SEC Use Only

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4.  Source of Funds:  SC,  OO
--------------------------------------------------------------------------------
5.  Check Box if Disclosure of Legal Proceedings is                    / /
    Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization:  Indiana
--------------------------------------------------------------------------------
Number of Shares Beneficially Owned by Each Reporting Person With

7.  Sole Voting Power:

8.  Shared Voting Power:  1, 698,295

9.  Sole Dispositive Power:

10. Shared Dispositive Power:  1,698,295
--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person:  1, 698,295
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares  / /
--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11):  6.93%
--------------------------------------------------------------------------------
14. Type of Reporting Person:  BK, EP
--------------------------------------------------------------------------------

The filing of this statement on Schedule 13D by the Arvin Industries, Inc. Employee Stock Benefit Trust (the "Trust") does not constitute, and should not be construed as, an admission that either the Trust or The Northern Trust Company, as trustee of the Trust (the "Trustee"), beneficially owns any securities covered by this Statement or is required to file this Statement. In this connection, the Trust and the Trustee disclaim beneficial ownership of the securities covered by this Statement.

ITEM 1.  SECURITY AND ISSUER

The class of equity securities to which this Statement relates is the Common Stock, $2.50 par value (the "Common Stock"), of Arvin Industries, Inc., an Indiana Corporation (the "Issuer"). The Issuer's principal executive offices are located at One Noblitt Plaza, Columbus, IN 47202.

ITEM 2.  IDENTITY AND BACKGROUND

This Statement is being filed by the Trust, which was created on December 20, 1996 pursuant to a trust agreement (the "Trust Agreement") entered into by the Issuer and the Trustee, as trustee for the Trust. The business address of the Trust is c/o The Northern Trust Company, 50 S. LaSalle Street, Chicago, Illinois 60675. The address of the Trustee is 50 S. LaSalle Street, Chicago, Illinois 60675. The Trust is a trust organized under the laws of the State of Indiana. The Trustee is a banking corporation organized under the laws of the State of Illinois.

During the past five years, neither the Trust nor the Trustee has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On December 15, 1998, the Issuer sold 1,300,000 shares of Common Stock to the Trust pursuant to the terms of a common stock purchase agreement (the "1998 Common Stock Purchase Agreement") in exchange for a promissory note in the amount of $54, 965,625 (the "1998 Note"). Such note bears interest at the rate of 6.5% per annum and is payable in quarterly installments through January 1, 2006. Principal and interest on such note are expected to be repaid through contributions to the Trust by the Issuer and dividends received on the shares of Common Stock issued to the Trust.

Immediately prior the foregoing transaction, the Trust owned 422,926 shares of Common Stock. Such shares had been acquired from the Issuer on December 20, 1996 pursuant to a common stock purchase agreement (the "1996 Common Stock Purchase Agreement") under which the Issuer sold 1,800,000 shares of Common Stock to the Trust in exchange for a promissory note in the amount of $42,187,500 (the "1996 Note"). The 1996 Note bears interest at the rate of 8% per annum and is payable in quarterly installments through January 1, 2006. Principal and interest on the 1996 Note are expected to be repaid through contributions to the Trust by the Issuer and dividends received on the shares of Common Stock issued to the Trust.

ITEM 4.  PURPOSE OF TRANSACTION

The Issuer has advised the Trustee that the Trust was created to satisfy future obligations under existing benefit plans, including stock plans, 401(k) plans, and other employee benefit plans as defined in the Trust Agreement and as designated by the Issuer ("Plans") and to foster employee ownership in the Issuer. The Trust was created with the objective of enfranchising and motivating employees and thus enhancing the Issuer's long-term performance, thereby benefiting all shareholders of the Issuer. The Trust Agreement sets forth the manner in which shares are to be allocated to the Plans. The Issuer has advised the Trustee that the Issuer's contributions to the Plans will be decreased by the value of the shares allocated to the Plans from the Trust.

The Issuer has further advised the Trustee that the Issuer is aware that the creation of the Trust and the purchase of shares of Common Stock by the Trust may have certain antitakeover effects. Under Indiana corporation law, a merger requires the affirmative vote of a majority of the outstanding shares. Moreover, under the Issuer's Articles of Incorporation, certain business combinations must be approved by 80% of all outstanding shares. The Trust's ownership of shares of Common Stock may thus make it more difficult for an acquirer to obtain an affirmative merger vote without employee support.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

As of the date of this filing, the Trust holds 1,698,295 shares of Common Stock, or approximately 6.93% of the Issuer's Common Stock, as to which the Trust may be deemed to have shared voting and dispositive power. In addition to the December 15, 1998 transaction described in Item 3 above, during the past 60 days immediately preceding this filing the Trust effected the following transactions in the Issuer's Common Stock: (i) on December 4, 1998, the Trust transferred to the Plans 50,068 shares at approximately $40.63 per share; (ii) on December 24, 1998, the Trust transferred to the Plans 9,766 shares at approximately $40.50 per share; and (iii) on January 4, 1999, the Trust transferred to the Plans 14,865 shares at approximately $41.22 per share. All such transfers were made pursuant to the allocations described above in Item 4.

The Trust Agreement provides that the Trustee shall follow the directions of the trustee of any trust established under any DC Plan, as defined in the Trust Agreement, as to the manner in which shares of Common Stock held by the Trust are to be voted. The Trust Agreement further provides that each share assigned to each participant in a DC Plan ("DC Participant") shall be voted in accordance with such DC Participant's direction to the trustee of the DC Plan in which he participates with respect to shares of Common Stock allocated to his account in such DC Plan, as reflected in the certification to be delivered to the Trustee by the trustee of the DC Plan ("DC Plan Trustee Certification"). The Trust Agreement also provides that any shares of Common Stock which remain undirected pursuant to the foregoing shall be voted in the same proportions as the shares of Common Stock for which the Trustee is directed. With respect to the decision as to whether or not to accept any tender or exchange offer for shares of Common Stock, the Trust Agreement provides that the Trustee will similarly act in accordance with the DC Plan Trustee Certification; however, if the Trustee shall not receive timely instruction by means of the DC Plan Trustee Certification, the Trustee shall not tender or exchange any shares of Common Stock with respect to which the trustee of any DC Plan has the right of direction, and the Trustee shall have no discretion in such matter. The Trust Agreement further provides that all voting instructions and all tender or exchange instructions received by the Trustee will be held in confidence and not disclosed to any person, including the Issuer, other than (i) agents of the Trustee who are not affiliated with the Issuer or its affiliates or (ii) by virtue of the execution by the Trustee of any proxy, consent or letter of transmittal for the shares of Common Stock held in the Trust or as otherwise is necessary in order for the Trustee to carry out its responsibilities.

The filing of this Statement on Schedule 13D by the Trust does not constitute, and should not be construed as, an admission that either the Trust or the Trustee beneficially owns any securities covered by this Statement or is required to file this Statement. In this connection, the Trust and the Trustee disclaim beneficial ownership of the securities covered by this Statement.

ITEM 6.  CONTRACT, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE ISSUER

The Issuer and the Trustee, as trustee for the Trust, have entered into the Trust Agreement, the 1996 Common Stock Purchase Agreement and the 1998 Common Stock Purchase Agreement. The Trustee, as trustee for the Trust, has issued the 1996 Note and the 1998 Note to the Issuer.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

The Trust Agreement, the 1996 Common Stock Purchase Agreement and the 1996 Note were filed as Exhibits under Form 8K filed by the Issuer on January 21, 1997. Such filing is incorporated by reference herein.

The 1998 Common Stock Purchase Agreement and the 1998 Note are filed as Exhibits hereto.


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 15, 1999



THE NORTHERN TRUST COMPANY, TRUSTEE


--------------------
NAME:  Perry R. Pero
TITLE:   Senior Executive Vice President

                                                                         Exhibit



                        COMMON STOCK PURCHASE AGREEMENT
                        -------------------------------

          THIS COMMON STOCK PURCHASE AGREEMENT (this "Agreement"), made this 15th day of December, 1998, between Arvin Industries, Inc., an Indiana corporation (the "Seller") and The Northern Trust Company, an Illinois corporation, not in its individual or corporate capacity, but solely in its capacity as trustee (the "Trustee") of The Arvin Industries, Inc. Employee Stock Benefit Trust (the "Trust", which is hereinafter sometimes referred to as the "Purchaser") under a trust agreement between the Seller and the Trustee dated as of December 20, 1996, and to be amended effective as of December 15th, 1998 (the "Trust Agreement")

                              W I T N E S S E T H:
                              -------------------

          WHEREAS, as contemplated by the Trust Agreement, the Purchaser is to purchase from the Seller, and the Seller is to sell to the Purchaser, 1,300,000 shares of the Seller's Common Stock, par value $2.50 per share (the "Common Shares"), all as more specifically provided herein;

          NOW, THEREFORE, in consideration of the mutual covenants and undertakings contained herein, and subject to and on the terms and conditions herein set forth, the parties hereto agree as follows:



                                   ARTICLE I
                                   ---------

                          PURCHASE AND SALE OF SHARES
                          ---------------------------

          1.1. Purchase and Sale. Subject to the terms and conditions set forth herein, the Seller will sell to the Purchaser, and the Purchaser will purchase from the Seller, at the Closing (as hereinafter defined), the Common Shares, and, in consideration for the Common Shares, the Purchaser will deliver to the Seller the note in the form of Appendix I to this Agreement in the principal amount of $54,965,625.00 (the "Note"). The transactions contemplated hereby shall be the simultaneous execution of the Note by the Purchaser and delivery of the Shares by the Seller, and the Purchaser shall not have the ability to issue the Note to any other party other than the Seller.

          1.2. Closing. The closing of the sale and purchase of the Common Shares hereunder (the "Closing") will be held at the offices of the Seller at 10:00 a.m., Columbus, Indiana time, on the date of execution and delivery of this Agreement by the Seller and the Purchaser, or at such other time, date and place as may be mutually agreed upon by the Seller and the Purchaser.

          1.3. Delivery and Payment. At the Closing, the Seller will deliver to the Purchaser a certificate representing the Common Shares, which certificate shall be registered in the name of the Trustee, or the name of its nominee, against payment by the Purchaser to the Seller of the aggregate consideration set forth in Section 1.1 therefor. The Seller will pay all stamp and other transfer taxes, if any, that may be payable in respect of the sale and delivery of the Common Shares.

                                   ARTICLE II
                                   ----------

                  REPRESENTATIONS AND WARRANTIES OF THE SELLER
                  --------------------------------------------



          The Seller represents and warrants to the Purchaser as follows:

          2.1. Corporate Existence and Authority. The Seller (a) is a corporation duly organized and validly existing under the laws of the State of Indiana, (b) has all requisite corporate power to execute, deliver and perform this Agreement and (c) has taken all necessary corporate action to authorize the execution, delivery and performance of this Agreement.

          2.2. No Conflict. The execution and delivery of this Agreement does not, and the consummation of the transactions contemplated hereby will not, violate, conflict with or constitute a default under (a) the Seller's articles of incorporation or bylaws, (b) any agreement, indenture or other instrument to which the Seller is a party or by which the Seller or its assets may be bound or
(c) any law, regulation, order, arbitration, award, judgment or decree applicable to the Seller.

          2.3. Validity. This Agreement has been duly executed and delivered by the Seller and is a valid and binding agreement of the Seller enforceable against the Seller in accordance with its terms, except as the enforceability thereof may be limited by any applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other laws affecting the enforcement of creditors' rights generally, and by general principles of equity.

          2.4. The Common Shares. The Common Shares have been duly authorized and issued and when sold as contemplated hereby will be validly issued, fully-paid and non-assessable shares of the Seller. No stockholder of the Seller has any preemptive or other subscription right to acquire any shares of Common Stock. The Seller will convey to the Purchaser, on the date of Closing, good and valid title to the Common Shares free and clear of any liens, claims, security interests and encumbrances.

          2.5. Litigation. There are no actions, suits, proceedings, arbitrations or investigations pending, or to the Seller's best knowledge, threatened in any court or before any governmental agency or instrumentality or arbitration panel or otherwise against or by the Seller which seek to or could restrain, prohibit, rescind or declare unlawful, or result in substantial damages in respect of, this Agreement or the performance hereof by the Seller (including, without limitation, the delivery of the Common Shares).

          2.6. Business and Financial Information. Seller has heretofore delivered to the Purchaser copies of the audited consolidated balance sheets, statements of stockholders' equity, statements of income and statements of cash flows of Seller and its subsidiaries as of and for the fiscal years ending in 1997 and in 1996 and the unaudited consolidated balance sheet, statement of stockholders' equity, statement of income and statement of cash flows of Seller and its subsidiaries as of and for the nine months ending September 30, 1998 (including the related notes and schedules, the "Seller Financial Statements"). The Seller Financial Statements fairly present the consolidated results of operations, changes in stockholders' equity and cash flows for the periods set forth therein and the consolidated financial position as at the dates thereof of Seller and its subsidiaries, in accordance with generally accepted accounting principles consistently applied throughout the periods involved, except as set forth in the notes thereto and subject, in the case of unaudited financial statements, to the omission of certain notes not ordinarily accompanying such unaudited financial statements and to normal year-end audit adjustments which in each case will not be material to Seller and its subsidiaries taken as a whole. Since December 31, 1997, Seller has filed with the Securities and Exchange Commission all forms, reports and documents required pursuant to the Securities Act of 1933, as amended (the "1933 Act"), and the Securities Exchange Act of 1934, as amended (the "1934 Act"), to be filed by it (the "Disclosure Documents"). At the time filed, all of the Disclosure Documents complied as to form in all material respects with all applicable requirements of such Acts. None of the Disclosure Documents, at the time filed, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.



                                  ARTICLE III
                                  -----------

                REPRESENTATIONS AND WARRANTIES OF THE PURCHASER
                -----------------------------------------------

          The Purchaser hereby represents and warrants to the Seller as follows:

          3.1. Authority; Validity. The Purchaser has full power and authority under the Trust to execute and deliver this Agreement and the Note and to consummate the transactions contemplated hereby. This Agreement has been duly authorized, executed and delivered by the Trustee on behalf of the Trust and represents with respect to itself that it is a valid and binding agreement of the Purchaser enforceable in accordance with its terms, except as the enforceability thereof may be limited by any applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other laws affecting the enforcement of creditors' rights generally, and by general principles of equity. Assuming the Trustee has received a direction from the Company in accordance with the terms of the Trust, the Note has been duly authorized by the Trustee on behalf of the Trust and, upon the execution and delivery by the Trustee on behalf of the Trust, the Note will be a valid and binding agreement of the Purchaser enforceable in accordance with its terms, except as the enforceability thereof may be limited by any applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other laws affecting the enforcement of creditors' rights generally, and by general principles of equity.

          3.2. No Conflict. The execution and delivery of this Agreement do not, and the execution and delivery of the Note, and the consummation of the transactions contemplated hereby and thereby will not, violate, conflict with or constitute a default under (a) the terms of the Trust, (b) any agreement, indenture or other instrument to which the Trust is a party or by which the Trust or, to the best of the Trustee's knowledge, its assets may be bound or subject or (c) to the best of the Trustee's knowledge, any law, regulation, order, arbitration award, judgment or decree applicable to the Trust.



                                   ARTICLE IV
                                   ----------

                RESTRICTIONS ON DISPOSITION OF THE COMMON SHARES
                ------------------------------------------------

          4.1. Restricted Securities. The Purchaser acknowledges that the Purchaser is acquiring the Common Shares pursuant to a transaction exempt from registration under the 1933 Act. The Purchaser represents, warrants and agrees that all Common Shares acquired by the Purchaser pursuant to this Agreement are being acquired for investment without any intention of making a distribution thereof, or of making any sale or other disposition thereof which would be in violation of the 1933 Act or any applicable state securities law, and that the Purchaser will not dispose of any of the Common Shares, except that the Trustee will, from time to time, convey a portion of the Common Shares to the participants in the Company's stock incentive plans to satisfy the obligations of the Seller thereunder; convey a portion of the Common Shares to the trustee of the Company's 401(k) Plan; and may convey or sell a portion of the Common Shares to fund the obligations of the Seller under certain other plans as may be set forth in Schedule A to the Trust Agreement, and upon termination of the Trust to the extent that the Trust then holds any Common Shares, all in compliance with all provisions of applicable federal and state law regulating the issuance, sale and distribution of securities.

          4.2. Legend. Until such time as the Common Shares are registered pursuant to the provisions of the 1933 Act, any certificate or certificates representing the Common Shares delivered pursuant to Section 1.3 will bear a legend in substantially the following form:

     "The shares represented by this certificate have not been registered under the Securities Act of 1933, as amended, and may not be sold, transferred or otherwise disposed of unless they have first been registered under such Act or unless an exemption from registration is available."

The Seller may place stop transfer orders against the registration of transfer of any share evidenced by such a certificate or certificates until such time as the requirements of the foregoing are satisfied.



                                   ARTICLE V
                                   ---------

                              COVENANTS OF SELLER
                              -------------------

          The Seller agrees that:

          5.1. Financial Statements, Reports and Documents. Subsequent to the Closing, and for as long as the Common Shares are held by the Trust (unless the Trustee shall otherwise consent in writing), the Seller shall deliver to the Trustee each of the following:

               (a) Annual Statements. As soon as available and in any event within one hundred twenty (120) days after the close of each fiscal year of the Seller, copies of the consolidated balance sheet of the Seller and its subsidiaries as of the close of such fiscal year and consolidated statements of income, statements of stockholders' equity and statements of cash flow of the Seller and its subsidiaries for such fiscal year, in each case setting forth in comparative form the figures for the preceding fiscal year, all in reasonable detail and accompanied by an opinion thereon of PriceWaterhouse Coopers LLP, or of other independent public accountants of recognized national standing, to the effect that such financial statements have been prepared in accordance with generally accepted accounting principles consistently applied (except for changes in which such accountants concur) and that the examination of such accountants in connection with such financial statements has been made in accordance with generally accepted auditing standards and, accordingly, includes such tests of the accounting records and such other auditing procedures as were considered necessary in the circumstances;

               (b) SEC and Other Reports. Promptly upon their becoming available, one copy of each financial statement, report, notice or proxy statement sent by the Seller to stockholders generally and of each regular or periodic report, registration statement or prospectus (other than any registration statement on Form S-8 and its related prospectus) filed by the Seller with the Securities and Exchange Commission or any successor agency; and

               (c) Other Information. Such other information concerning the business, properties or financial condition of the Seller as the Trustee shall reasonably request.

The Seller will comply with all federal, state, local and foreign laws, regulations or orders, and all the rules of any stock exchange or similar entity which are applicable to it or to the conduct of its business, and, without limiting the generality of the foregoing, shall make such filings, distributions and disclosures as are required by the 1933 Act, the 1934 Act or any of the regulations, rules or orders promulgated thereunder, insofar as the failure to comply would materially and adversely affect the Seller and its subsidiaries taken as a whole. The Seller will maintain complete and accurate books, records and accounts in accordance with the requirements of Section 13(b)(2) under the 1934 Act.

          5.2. Registration; Listing. If so requested by the Trustee, the Seller shall cause the Common Shares to be listed on the New York Stock Exchange, Inc. The Seller will, as promptly as practicable (but in any event within 75 days) after a request by the Trustee, prepare for filing at the Seller's expense a registration statement with the Securities and Exchange Commission sufficient to permit the public offering of such Common Shares in accordance with the terms of this Agreement, and the Seller will use its best efforts in all matters necessary or advisable to cause such registration statement to become effective as promptly as practicable and to remain effective for a reasonable period, all to the extent requisite to permit the sale or other disposition of such Common Shares. The Seller shall also use its best efforts to register or qualify the Common Shares so registered under the securities blue sky laws of such jurisdictions within the United States as the Trustee may reasonably request; provided, however, that the Seller shall not be required to consent to general service of process for all purposes in any jurisdiction where it is not then qualified.

                                   ARTICLE VI
                                   ----------

                             CONDITIONS TO CLOSING
                             ---------------------



          6.1. Conditions to Obligations of the Purchaser. The obligation of the Purchaser to purchase the Common Shares is subject to the satisfaction of the following conditions on the date of Closing:

               (a) The representations and warranties of the Seller set forth in
     Article II hereof shall be true and correct; and if the Closing shall occur on a date other than the date of this Agreement, the Purchaser shall have been furnished with a certificate, dated the date of the Closing, to such effect, signed by an authorized officer of the Seller; and

               (b) All permits, approvals, authorizations and consents of third parties necessary for the consummation of the transactions herein shall have been obtained, and no order of any court or administrative agency shall be in effect which restrains or prohibits the transactions contemplated by this Agreement, and no suit, action or other proceeding by any governmental body or other person shall have been instituted which questions the validity or legality of the transactions contemplated by this Agreement.

               (c) Receipt of a direction from the Company regarding the execution of the Note.

          6.2. Conditions to Obligations of the Seller. The obligation of the Seller to issue, sell and deliver the Common Shares to the Purchaser is subject to the satisfaction of the following conditions on the date of Closing:

               (a) The representations and warranties of the Purchaser set forth in Article III hereof shall be true and correct; and if the Closing shall occur on a date other than the date of this Agreement, the Seller shall have been furnished with a certificate dated the date of the Closing, to such effect, signed by an authorized officer of the Trustee; and

               (b) No order of any court or administrative agency shall be in effect which restrains or prohibits the transactions contemplated by this Agreement, and no suit, action or other proceeding by any governmental body or other person shall have been instituted which questions the validity or legality of the transactions contemplated by this Agreement.

                                  ARTICLE VII
                                  -----------

                                 MISCELLANEOUS
                                 -------------

          7.1. Expenses. The Seller shall pay all of its expenses, and it shall pay the Purchaser's expenses, in connection with the authorization, preparation, execution and performance of this Agreement, including without limitation the reasonable fees and expenses of the Trustee, its agents, representatives, counsel, financial advisors and consultants.

          7.2. Survival of Seller's Representations and Warranties. All representations and warranties made by the Seller to the Purchaser in this Agreement shall survive the Closing.

          7.3. Notices. All notices, requests, or other communications required or permitted to be delivered hereunder shall be in writing, delivered by registered or certified mail, return receipt requested, as follows:

               (a)  To the Seller:

                    One Noblitt Plaza

                    Columbus, Indiana  47202

                    Attention: General Counsel

               (b)  To the Purchaser:

                    50 South LaSalle Street

                    Chicago, Illinois  60675

                    Attention:  Kerry Nelson

Any party hereto may from time to time, by written notice given as aforesaid, designate any other address to which notices, requests or other communications addressed to it shall be sent.

          7.4. Specific Performance. The parties hereto acknowledge that damages would be an inadequate remedy for any breach of the provisions of this Agreement and agree that the obligations of the parties hereunder shall be specifically enforceable, and neither party will take any action to impede the other from seeking to enforce such rights of specific performance.

          7.5. Successors and Assigns; Integration; Assignment. This Agreement shall be binding upon, inure to the benefit of and be enforceable by the parties hereto and their respective legal representatives, successors and assigns. This Agreement (a) constitutes, together with the Note, the Trust Agreement and any other written agreements between the Purchaser and the Seller executed and delivered on the date hereof, the entire agreement between the parties hereto and supersedes all other prior agreements and understandings, both written and oral, among the parties, with respect to the subject matter hereof, (b) shall not confer upon any person other than the parties hereto any rights or remedies hereunder and (c) shall not be assignable by operation of law or otherwise, except that the Trustee may assign all its rights hereunder to any corporation or other institution exercising trust powers in connection with any such institution assuming the duties of a trustee under the Trust.

          7.6. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Indiana.

          7.7. Further Assurances. Subject to the terms and conditions herein provided, each of the parties hereto agrees to use all reasonable efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective the transactions contemplated by this Agreement.

          7.8. Amendment and Waiver. No amendment or waiver of any provision of this Agreement or consent to departure therefrom shall be effective unless in writing and signed by the Purchaser and the Seller.

          7.9. Counterparts. This Agreement may be executed in any number of counterparts with the same effect as if the signatures thereto were upon one instrument.

          7.10. Certain Limitations. The execution, delivery and performance by the Trustee of this Agreement have been, and will be, effected by the Trustee solely in its capacity as Trustee under the terms of the Trust and not in its individual or corporate capacity. Nothing in this Agreement shall be interpreted to increase, decrease or modify in any manner any liability of the Trustee to the Seller or to any trustee, representative or other claimant by right of the Seller resulting from the Trustee's performance of its duties under the constituent instruments of the Trust, and no personal or corporate liability shall be asserted or enforceable against the Trustee by reason of any of the covenants, statements or representations contained in this Agreement.

          7.11. Incorporation. The terms and conditions of the Trust Agreement relating to the nature of the responsibilities of the Trustee and the indemnification of the Trustee by the Seller are incorporated herein by reference and made applicable to this Agreement.

          IN WITNESS WHEREOF, the undersigned have duly executed this Agreement on the date and year first above written.

                              ARVIN INDUSTRIES, INC.

                              By:  /S/
                                   -----------------------

                              Name:
                                    ----------------------

                              Title:
                                    ----------------------


                              THE NORTHERN TRUST COMPANY

                              By:  /S/
                                   -----------------------

                              Name:
                                   -----------------------

                              Title:
                                   -----------------------

                                PROMISSORY NOTE
                                ---------------

$54,965,625.00
Columbus, Indiana                                             December 15, 1998

          FOR VALUE RECEIVED, the undersigned, The Northern Trust Company not in its individual or corporate capacity but solely in its capacity as Trustee of The Arvin Industries, Inc. Employee Stock Benefit Trust (the "Trust") hereby promises on behalf of the Trust to pay to the order of Arvin Industries, Inc., an Indiana corporation (the "Company") without relief from valuation and appraisment laws, at the principal offices of the Company in Columbus, Indiana, or at such other place as the Company shall designate in writing, the aggregate principal amount of FIFTY FOUR MILLION NINE HUNDRED SIXTY FIVE THOUSAND SIX HUNDRED TWENTY FIVE DOLLARS ($54,965,625.00), as shown on Schedule A attached hereto as such may be amended from time to time, with interest in arrears thereon, as hereinafter provided.

          Principal shall be paid in installments in the amounts and on the dates set forth on the Maturity Schedule attached hereto as Schedule A, the last such installment due on January 1, 2006; provided, however, that this Note may be prepaid in whole or in part at any time without penalty; and provided further that the principal amount of this Note (1) shall be forgiven in the event that the Trust shall have been terminated in accordance with Section 8.2 thereof and the Trustee shall have complied with the requirements of such Section or (2) shall be deemed forgiven, if applicable, in accordance with Section 2.1 of the Trust. Interest on the unpaid principal balance, at an annual interest rate (the "Interest Rate") equal to 6.5%, shall be paid quarterly, in arrears, on each January 1, April 1, July 1 and October 1, commencing January 1, 1999, and shall be calculated on the basis of a 360-day year of 30-day months. Whenever any payment falls due on a Saturday, Sunday or public holiday, such payment shall be made on the next succeeding business day.

          This Note shall be construed under the laws of the State of Indiana.

          The undersigned represents and warrants that the indebtedness represented by this Note was incurred for the purpose of purchasing shares of Common Stock, $2.50 par value, of the Company.

          This Note may not be assigned by the Company, other than by operation of law, without the prior express written consent of the undersigned.

          The Company shall have no recourse whatsoever to any assets of the Trustee in its individual or corporate capacity for repayment. The Trustee is entering into this Agreement not in its individual or corporate capacity but solely as Trustee, and no personal or corporate liability or personal or corporate responsibilities are assumed by, or shall at any time be asserted or enforceable against, the Trustee in its individual or corporate capacity under, or with respect to, this Agreement.

                                 The Northern Trust Company, on behalf of THE
                                 ARVIN INDUSTRIES, INC. EMPLOYEE
                                 STOCK BENEFIT TRUST

                                 By:  /S/
                                      ---------------------------------------
                                      Name:
                                      Title:

                                   Schedule A
                                   ----------

                            PRINCIPAL PAYMENT DATES

Date                                                               Amount
----                                                               ------
January 1, 2000                                                 $ 1,000,000.00

January 1, 2001                                                 $ 1,000,000.00

January 1, 2002                                                 $ 1,000,000.00

January 1, 2003                                                 $ 1,000,000.00

January 1, 2004                                                 $ 1,000,000.00

January 1, 2005                                                 $ 1,000,000.00

January 1, 2006                                                 $48,965,625.00